EXHIBIT 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

May 31, 2023

Eldorado Gold Corporation

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia, V6C 2B5

Attention: George Burns, President, Chief Executive Officer and Director

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO”) and National Bank Financial Inc. (“National Bank”), as the lead managers and joint bookrunners (together, the “Lead Underwriters”), together with CIBC World Markets Inc., Canaccord Genuity Corp., Cormark Securities Inc. and RBC Dominion Securities Inc. (together with the Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, agree to purchase from Eldorado Gold Corporation (the “Company”) in the respective percentages set forth in Section 23 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 10,400,000 common shares of the Company (the “Firm Shares”) on an underwritten basis at a price of C$13.00 per Firm Share (the “Offering Price”) for an aggregate purchase price of C$135,200,000 (the “Offering”).

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 23 hereof, up to an additional 1,560,000 common shares of the Company (the “Additional Shares”) at a price of C$13.00 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

Subject to applicable laws, after a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price shall not affect the aggregate Offering Price less the Underwriting Fee (as defined below) payable to the Company.

The Offering shall take place in the Qualifying Jurisdictions (as defined below) and in the United States (as defined below) and in such jurisdictions outside Canada and the United States as determined appropriate by the Underwriters, and approved by the Company, acting reasonably.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as defined below) in each of Qualifying Jurisdictions (as defined below) the Canadian Base Shelf Prospectus (as defined herein) in respect of the issuance from time to time, of common shares, debt securities, convertible securities, warrants to purchase other Shelf Securities (as defined herein), rights, subscription receipts and units comprised of one or more of any of the other Shelf Securities or any combination thereof, of the Company (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “BCSC”) is the principal regulator of the Company in respect of the Shelf Securities and the offering of the Offered Shares under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and the BCSC has issued the Prospectus Receipt (as defined herein). The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus (in both the English and French languages unless the context indicates otherwise) dated May 18, 2023 relating to the Shelf Securities, at the time the BCSC issued the Prospectus Receipt with respect thereto in accordance with Canadian Securities Laws (as defined herein), including the Shelf Procedures (as defined herein), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (“BCI 44-503”) and the equivalent blanket orders adopted by the Canadian Securities Commissions (together with CSA Staff Notice 44-306 and BCI 44-503, the “WKSI Blanket Orders”) and includes all Documents Incorporated by Reference (as defined herein) therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement (in both the English and French languages) relating to the Offering (as defined below), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”).

The Underwriters also understand that the Company has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the SEC and the Canadian securities administrators (the “MJDS”), a registration statement on Form F-10 (File No. 333-272043) containing the Canadian Base Shelf Prospectus, with such deletions therefrom and the additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, covering the public offering and sale of the Shelf Securities, including the Offered Shares, under the U.S. Securities Act (as defined below) together with any documents incorporated therein by reference, any supplements or amendments thereto, the “U.S. Base Prospectus”). The Canadian Base Shelf Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses”. The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below). The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”).

In addition, the Underwriters also understand that the Company will, as promptly as possible and in any event no later than 4:00 p.m. (Vancouver time) on the date of this Agreement prepare and file, (i) with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement (in both the English and French languages) setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) in order to qualify for distribution to the public the Offered Shares in each of the Provinces and Territories of Canada (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and (ii) with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”. The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”. The information, if any, included in the Prospectus Supplement that is permitted to be omitted from the Canadian Base Shelf Prospectus with respect to the Offering, is referred to herein as the “Shelf Information”.

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The registration statement on Form F-10, including the U.S. Prospectus (as defined below), each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement”. The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement, the Base Prospectuses or the Prospectuses shall be deemed to refer to and include (i) any documents filed with the SEC or the Canadian Securities Commissions after the date of the Registration Statement, Base Prospectuses or Prospectuses (as defined below), as applicable, and which are incorporated by reference or is otherwise deemed to be a part thereof or included therein by Canadian Securities Laws (as defined below) and the U.S. Securities Act, as applicable, and (ii) any such document so filed. The term “Canadian Prospectus” shall refer to the Canadian Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the Documents Incorporated by Reference therein. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as defined below), if any, and the information listed in Schedule “C” hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 9:00 a.m. (Eastern) on the date of this Agreement.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as defined below), federal and state broker-dealer laws and the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to BMO, on behalf of the Underwriters, at the Closing Time (as defined below), and at the Option Closing Time (as defined below), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”) the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company, less the amount of the Underwriting Fee.

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The Underwriters understand that, concurrently with the Offering, the Company will be conducting a non-brokered private placement of up to 6,269,231 Common Shares (the “Private Placement Shares”) at the Offering Price (the “Concurrent Private Placement”) to C$13.00. The Underwriters and the Company acknowledge and agree that the Underwriters have not agreed to purchase any Private Placement Shares in connection with the Concurrent Private Placement, and that no Underwriter will be entitled to any fee or commission with respect to the Private Placement Shares sold as part of the Concurrent Private Placement. Closing of the Offering will not be conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement will not be conditional on closing of the Offering.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the tenth paragraph of this Agreement;

“Base Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“BCI 44-503” has the meaning given to it in the fifth paragraph of this Agreement;

“BCSC” has the meaning given to it in the fifth paragraph of this Agreement;

“BMO” means BMO Nesbitt Burns Inc.;

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“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

“Canadian Base Shelf Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Offering Documents” means the Canadian Prospectus and the Canadian Preliminary Prospectus Supplement, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“CDS” means the CDS Clearing and Depository Services Inc.;

“CFPOA” has the meaning given to it in Section 7(47);

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Eldorado Gold Corporation;

“Concurrent Private Placement” has the meaning given to it in the twelfth paragraph of this Agreement.

“Consents” has the meaning given to it in Section 7(13);

“controlled”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (British Columbia), except where otherwise specified in this Agreement;

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“CSA Staff Notice 44-306” has the meaning given to it in the fifth paragraph of this Agreement;

“Defaulting Underwriter” has the meaning given to it in Section 23(2);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, each to the extent not superseded or modified by any other subsequently filed document that also is, or is deemed to be, incorporated by reference into the Prospectuses, including by section 3.2 of NI 44-101;

“Employee Plans” has the meaning given to it in Section 7(30);

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

“Environmental Laws” has the meaning given to it in Section 7(32);

“FCPA” has the meaning given to it in Section 7(47);

“FINRA” has the meaning given to it in the eleventh paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the sixth paragraph of this Agreement;

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Substances” has the meaning given to it in Section 7(32);

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act, in each case that has not been superseded or modified by subsequent filings, communications or disclosures;

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“IT Systems and Data” has the meaning given to it in Section 7(48);

“Marketing Documents” means the term sheet dated May 30, 2023 (in both the English and French languages unless the context indicates otherwise) relating to the Offering and any other marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, fact, circumstance, development, change occurrence or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company or its Subsidiaries, taken as a whole or (ii) that would result in any of the Pricing Disclosure Package or the Prospectuses containing a misrepresentation or an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, all within the meaning of Applicable Securities Laws;

“Material Subsidiaries” means the Subsidiaries listed on Schedule “D” hereto;

“Mining Claims” has the meaning given to it in Section 7(25);

“Mining Laws” has the meaning given to it in Section 7(26);

“MJDS” has the meaning given to it in the sixth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(45);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

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“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Period” has the meaning given to it in the eighth paragraph of this Agreement;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Preliminary Prospectuses” has the meaning given to it in the eighth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the tenth paragraph of this Agreement;

“Private Placement Shares” has the meaning given to it in the twelfth paragraph of this Agreement.

“Project Financing Agreement” means the Project Debt Programme dated December 15, 2022 between Hellas Gold Single Member S.A., National Bank of Greece S.A., as bondholder agent, National Bank of Greece S.A., as facilities agent, Piraeus Bank S.A., as facilities agent, National Bank of Greece S.A., Piraeus Bank S.A. and the Hellenic Republic, as bondholders, National Bank of Greece S.A. and Piraeus Bank S.A., as mandated lead arrangements, National Bank of Greece S.A., Piraeus Bank S.A. and the Hellenic Republic, as underwriters and Piraeus Bank S.A. as account bank;

“Prospectuses” has the meaning given to it in the eighth paragraph of this Agreement;

“Prospectus Amendment” means any amendment to the Prospectuses;

“Prospectus Receipt” means the receipt issued by the BCSC and the Ontario Securities Commission dated May 18, 2023, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

“Prospectus Supplements” has the meaning given to it in the seventh paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

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“QA/QC” has the meaning given to it in Section 7(42);

“Qualifying Jurisdictions” has the meaning given to it in the seventh paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the eighth paragraph of this Agreement;

“Sanctioned Country” has the meaning given to it in Section 7(46);

“Sanctions” has the meaning given to it in Section 7(46);

“SEC” has the meaning given to it in the sixth paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the seventh paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Shelf Securities” has the meaning given to it in the fifth paragraph of this Agreement;

“Stock Plan” means any stock option plan of the Company;

“Subsidiary” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of British Columbia;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TMX Group” means TMX Group Limited;

“Translated Financial Information” has the meaning given to it in Section 5(1)2;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

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“Underwriting Fee” has the meaning given to it in the twelfth paragraph of this Agreement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Base Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Offering Documents” means the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the seventh paragraph of this Agreement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act, and any applicable state securities laws; and

“WKSI Blanket Orders” has the meaning given to it in the fifth paragraph of this Agreement.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

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(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” — Form of Opinion to be Provided by the Company’s Canadian Counsel

Schedule “B” — Form of Opinion and Negative Assurance Letter to be Provided by the Company’s U.S. Counsel

Schedule “C” — Pricing Terms Included in the Pricing Disclosure Package

Schedule “D” — Material Subsidiaries

Section 2 Distribution of the Offered Shares

(1)

Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm at no additional cost to the Company. The Underwriters will offer the Offered Shares, directly and through Selling Firms or any duly registered affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof), as approved by the Company, acting reasonably, to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions.

(2)

For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Canadian Prospectus, unless otherwise notified in writing by the Company.

(3)

BMO shall promptly notify the Company when, in its opinion, the distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the distribution, a breakdown of the number of Offered Shares distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, as applicable, in the United States.

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(4)

The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(5)

Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

Section 3 Preparation of Prospectus Supplements; Marketing Materials; Due Diligence

(1)

During the period of the distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably) the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and the Company shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and the Supplementary Material, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

1.

the Company shall prepare, in consultation with BMO, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

2.	BMO shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

3.

the Company shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and BMO and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the BCSC), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

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4.

following the approvals and filings set forth in Section 3(2)1 to 3 above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)

The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4 Material Changes

(1)

During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that they shall promptly notify the Underwriters in writing of:

1.

any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company;

2.

any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

3.

any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

4.

the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

13

(2)

The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(3)

If during the distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Prospectus Amendment, the Company shall make any such filing under Applicable Securities Laws as soon as possible.

(4)

The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriters

(1)	On or prior to the time of filing the Prospectus Supplement, the Company shall deliver or cause to be delivered to the Underwriters:

1.

(i) copies of the Base Prospectus (in the English and French language) as filed with the Canadian Securities Commissions and copies of all documents or information incorporated by reference therein which are not filed and available on SEDAR or have not previously been delivered to the Underwriters; and (ii) prior to or contemporaneously with the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions: (A) copies of the Canadian Prospectus Supplement (in the English and French Languages) signed as required by the Canadian Securities Laws; (B) copies of the U.S. Prospectus Supplement filed with the SEC;

2.

(i) an opinion of Fasken Martineau DuMoulin LLP, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, to the effect that, except for the French language versions of the Financial Disclosure (collectively, the “Translated Financial Information”) each of the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus (including any document incorporated by reference therein) and such Prospectus Amendment, as the case may be, in the French language is in all material respects a complete and proper translation of the English language version thereof, and (ii) an opinion of KPMG LLP dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, to the same effect, in respect of the Translated Financial Information;

14

3.	copies of the Registration Statement, signed as required by the U.S. Securities Act and any documents included as exhibits to any such registration statement;

4.	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions;

5.

any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and any documents included as exhibits to the Registration Statement; and

6.

provided, that with respect to (i) clauses 1 and 4 of this Section 5(1) if the documents are publicly available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses 1, 3 and 5 of this Section 5(1), if any such documents are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)

The Company shall as soon as practicable cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Prospectuses and any Marketing Documents, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries with respect to the Prospectuses, any Marketing Documents and any Supplementary Material shall be effected as soon as possible and, in any event, in Vancouver and Toronto by 12:00 pm (Toronto time) on the Business Day following filing of the Prospectus Supplements or Prospectus Amendment, as the case may be, and in all other cities by 12:00 pm (Toronto time) on the second Business Day following filing of the Prospectus Supplements or Prospectus Amendment, as the case may be, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the distribution of the Offered Shares in compliance with the provisions of this Agreement.

15

(3)

By the act of having delivered the Offering Documents to the Underwriters, (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and expressly provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)

The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter from KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and affiliates contained in the Offering Documents, which letter shall be in addition to the auditor’s report incorporated by reference in the Prospectuses.

(5)

On or prior to the time of filing of the Prospectus Supplement, if requested by the Underwriters or their counsel, the Company shall deliver or cause to be delivered to each of the Underwriters a copy of the letter from the Company’s legal counsel to the TSX requesting conditional approval of the listing of the Offered Shares.

Section 6 Regulatory Approvals

The Company will make all necessary filings, use its best efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use its commercially reasonable efforts to qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate, as approved by the Company, acting reasonably, and maintain such qualifications in effect for so long as required for the distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which they are not otherwise so subject, or become subject to any periodic reporting or continuous disclosure obligations in such other jurisdictions that they are not then subject to in such jurisdiction, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7 Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable.

16

(1)

Canadian Offering Documents. The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof have complied or will comply, as applicable, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and the Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have constituted or will constitute, as applicable, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein.

(2)

U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto have complied or will comply, as applicable, in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and did not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws and the U.S. Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein.

(3)

Well-Known Seasoned Issuer. The Company: (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of May 17, 2023, and the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately C$2,713,437,101.76; and (ii) discloses in its audited financial statements (a) gross revenue, derived from mining operations, of at least C$55,000,000 for the Company’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least C$165,000,000 in aggregate over the Company’s three most recently completed financial years.

17

(4)

Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering of the Offered Shares or until any earlier date that the Company notified or notifies the Underwriters as described in Section 11(1)2, did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein.

(5)

Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Pricing Disclosure Package entitled “Consolidated Capitalization”; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, United States and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE and the TSX.

(6)

Due Incorporation. The Company has been duly continued and is validly existing as a company in good standing under the federal laws of Canada, with full corporate power and authority to own, lease and operate its properties and conduct its business as is or will be described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(7)

Subsidiaries. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

18

(8)

Material Subsidiaries. The Subsidiaries listed on Schedule “D” hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the U.S. Securities Act or are otherwise material to the Company; no Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as set out under the Project Financing Agreement and with respect to any restrictions under applicable law; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package) are owned directly or indirectly by the Company free and clear of any Encumbrance; each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(9)

Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Material Subsidiary of the Company, (ii) result in the creation or imposition of any Encumbrance upon any of the assets of the Company or any Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

19

(10)

The Offered Shares. When issued in accordance with this Agreement and pursuant to the effective Prospectuses, and upon Prospectus Receipt of payment for the Offered Shares, the Offered Shares will have been duly and validly created and issued as fully paid and non-assessable shares in the capital of the Company.

(11)

Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Encumbrance upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, foreign, except in the case of clauses (ii) and (iii) above for defaults that are not nor could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(12)

No Violation. The execution, delivery and performance of this Agreement and the distribution of the Offered Shares and the consummation of the transactions contemplated hereby, do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Encumbrance upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with, any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or other, except in the case of clauses (i) and (iii) above as are not nor could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(13)

No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, United States or foreign (collectively, “Consents”) is required in connection with the distribution of the Offered Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Offered Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the NYSE and the TSX on or before Closing Time and if applicable, the Option Closing Time.

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(14)

Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Pricing Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.

(15)

No Pre-emptive Rights.  Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package or as otherwise contemplated in this Agreement, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no person has any rights to require registration or qualification under the U.S. Securities Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Offered Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(16)

All Requisite Consents. The Company and each Material Subsidiary has all requisite Consents to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(17)

Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there is no judicial, regulatory, arbitral, or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

21

(18)

Independent Accountant. KPMG LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the U.S. Securities Act, the U.S. Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(19)	No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(20)

Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; said consolidated financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the books and records of the Company.

(21)

Stock Plan. Each stock option granted under any Stock Plan was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the SEC and the Canadian Securities Commissions.

(22)

No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and its Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and its Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

22

(23)

Investment Company. The Company is not and, after giving effect to application of the net proceeds of the Offering as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act, and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(24)

Properties. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package; (ii) to the knowledge of the Company, it and the Material Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Encumbrances, except for Encumbrances granted in the ordinary course to finance the purchase of personal property, except such as are described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any material real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary, except as could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

23

(25)

Mining Claims. All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Company or any of its Material Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Encumbrances, and no material royalty is payable in respect of any of them, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no other material property rights are necessary for the conduct of the Company’s business as described therein, and there are no material restrictions on the ability of the Company and its Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Mining Claims held by the Company or its Material Subsidiaries cover the properties required by the Company for the purposes described therein.

(26)

Compliance with Mining Laws. (i) The Company and its Subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable federal, first nations, aboriginal, tribal, state, provincial, municipal, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Mining Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (x) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Mining Laws in which a governmental entity is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its Subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(27)

Mineral Resources and Mineral Reserves. The information relating to estimates by the Company of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package has been prepared in all material respects in accordance with NI 43-101; the Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are achievable by the Company; the Company has filed with the Canadian Securities Commissions all technical reports required to be filed by it pursuant to NI 43-101.

24

(28)

Licenses and Permits. Except as set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Company and its subsidiaries are the registered owners of and possess, in good standing without default, all licenses, sub-licenses, certificates, rights (including, without limitation, surface rights, access rights and water rights), permits, concessions, instruments and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Registration Statement, the Prospectuses and the Pricing Disclosure Package, including for the exploration, exploitation, extraction, removal, processing and refinery of minerals, except where the failure to possess, maintain in good standing, or make the same would not, individually or in the aggregate, have a Material Adverse Effect (collectively, “Permits”); and except as described in each of the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any of its subsidiaries has received notice of any revocation, cancellation or modification of, or intention to revoke, cancel or modify any such Permit or has any reason to believe that any such Permit will not be renewed in the ordinary course.

(29)

Labor Matters. No labor disturbance by the employees of the Company or any Material Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(30)

Compliance with Employment Laws. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, the Company and its subsidiaries are in compliance with all applicable laws respecting employment and labor, including employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labor relations, accessibility, and workers’ compensation. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, all employee benefit, pension, executive compensation, incentive compensation, stock compensation, retirement, supplementary retirement, health or other medical, dental, life or other similar plan, program, agreement or arrangement (“Employee Plans”) sponsored, maintained or contributed to or required to be contributed to by the Company or its Subsidiaries for the benefit of their respective employees and their dependents have been established, registered (where required), funded (where required), invested (where required) and administered in accordance with, and are in good standing under, all applicable laws, the terms of such Employee Plans and all applicable collective agreements.

25

(31)

Matters Related to Local, Native and Indigenous Groups. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, to the knowledge of the Company, no dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(32)

Compliance with Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any Subsidiary is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any Subsidiary is subject to any Encumbrance under any Environmental Law; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(33)

Costs and Liabilities related to Compliance with Environmental Laws. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties), and on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

26

(34)

Tax Matters. The Company and each Subsidiary has accurately prepared and timely filed all United States, Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect; no deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, United States federal and state, local or foreign taxes is pending, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, or, to the best of the Company’s knowledge, threatened; the accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business; there is no tax lien, whether imposed by any United States, Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(35)

No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Offered Shares.

(36)

No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to the Underwriters of the Offered Shares; or (iv) the sale of the Offered Shares through the Underwriters to United States residents.

(37)

Insurance. The Company and the Material Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect; there are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

27

(38)

No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, or to be filed as an exhibit to the Company’s Annual Report on Form 40-F or filed as a “material contract” with the Canadian Securities Commissions, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(39)

Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and its Material Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting (except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package).

(40)

No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package).

(41)

Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply with the requirements of the U.S. Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

28

(42)

Mining Controls. The Company and its subsidiaries apply a quality assurance program and quality control measures (collectively, the “QA/QC”) to provide reasonable assurance regarding the precision and accuracy of its assay data. The Company is not aware of any material weaknesses in the QA/QC and maintains security measures that are designed to provide assurance in the Company’s and its subsidiaries’ sample preparation, sample dispatches, sample security, sample splitting and reduction, data verification, and testing, assaying and analytical procedures.

(43)

Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(44)

Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(45)

Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

29

(46)

No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or its Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the United States government (including, without limitation, the Office of Foreign Assets Control of the United States Treasury Department or the United States Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Russia, Cuba, Iran, North Korea, the Crimean region, and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country; or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Company and its Subsidiaries have not, for the past five years, knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(47)

Compliance with Anti-Corruption Laws. None of the Company, any of its Subsidiaries, directors or officers or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(48)

Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

30

(49)

Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each Province and Territory in Canada that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by any Canadian Securities Commission in each such jurisdiction that maintains such a list; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the U.S. Exchange Act; the Common Shares are listed and posted for trading on the TSX and the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the U.S. Exchange Act or de-listing the Common Shares from the TSX or the NYSE, nor has the Company received any notification that the SEC, the TSX or the NYSE is contemplating terminating such registration or listing.

(50)

No Commissions or Finder’s Fees. There are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement.

(51)

Lending Relationship with the Underwriters; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriters or (ii) intends to use any of the proceeds from the Offering to repay any outstanding debt owed to any affiliate of the Underwriters.

(52)

No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Offered Shares.

(53)

Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package under the headings “Certain United States Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations”, “Description of Common Shares”, “Consolidated Capitalization”, and “Enforceability of Civil Liabilities by United States and Canadian Investors”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

31

(54)

Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company, N.A. at its principal office in Denver, Colorado is the duly appointed United States co-transfer agent of the Company with respect to its Common Shares.

(55)

Minute Books and Corporate Records. Other than minutes that are being prepared in the ordinary course or in connection with the Offering, the minute books and corporate records of the Company and its Material Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries as at the date hereof and at the time of purchase will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries.

(56)	Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(57)

Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act and Canadian Securities Laws) included or incorporated by reference in the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company, as the case may be, to the Underwriters as to the matters covered thereby.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

1.	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

2.	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

32

(2)	The Underwriters hereby covenant and agree with the Company to the following:

1.

Compliance with Securities Laws. The Underwriters will comply with applicable securities laws and broker-dealer requirements (including Applicable Securities Laws and the requirements of FINRA) in connection with the distribution of the Offered Shares.

2.	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)

The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm.

(4)	Distribution in Canada. No Underwriter that is a non-resident for purposes of the Tax Act will render any services under this Agreement in Canada.

Section 9 Indemnification

(1)

The Company shall indemnify and hold harmless the Underwriters, their respective affiliates and subsidiaries, and their respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling any of the Underwriters or their subsidiaries or affiliates directors, officers, employees and agents of the Underwriters (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Company without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

33

1.

(i) any information or statement, contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or in any Issuer Free Writing Prospectus or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document or in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through BMO expressly for use therein;

2.

the breach of, or default under, any term, condition, covenant or agreement of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or made by the Company in connection with the sale of the Offered Shares or the breach of any representation or warranty of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or in connection with the sale of the Offered Shares being or being alleged to be untrue, false or misleading;

3.

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Offered Shares in any jurisdiction; or

4.

the non-compliance or alleged non-compliance by the Company with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Company’s non-compliance with any statutory requirement to make any document available for inspection, but excluding any non-compliance resulting from actions of an Underwriter not in compliance with Applicable Securities Laws;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such claim. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)

If any claim contemplated by this Section 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Company under this Section 9 only to the extent that the Company is prejudiced by such failure). The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

1.	the Company fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

2.	the employment of such counsel has been authorized by the Company; or

3.

the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party and the Company shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented;

34

in each of cases (a), (b) or (c), the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Company shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties in any jurisdiction.  In no event shall the Company be required to pay the fees and disbursements of more than one set of counsel for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction.  No settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld.

(3)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4)

The Company shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 10 Contribution

(1)

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9 would otherwise be available in accordance with its terms but is, for any reason (other than for circumstances described in the last paragraph of Section 9(1)), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Shares) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Shares but also the relative fault of the Company on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Company shall, in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such expense, loss, clam damage or liability any excess of such amount over the amount of the fees received by the Underwriters hereunder.

(2)

The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 23 hereof.

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(3)

In the event that the Company is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Company shall be limited to contribution in an amount not exceeding the lesser of:

1.	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

2.

the amount of the aggregate fee actually received by the Underwriters from the Company hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(4)

With respect to Section 9 and this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates and subsidiaries (including the U.S. affiliates) and each of their respective directors, officers, partners, employees and shareholders, and each person, if any, controlling any Underwriter or any of its subsidiaries or affiliates and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 9 and this Section 10 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11 Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

1.

the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

2.

between the date hereof and the date of completion of the distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

i.	the issuance by any Canadian Securities Commission or U.S. securities regulator of any order suspending or preventing the use of any of the Offering Documents;

ii.

the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

iii.	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

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and the Company will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs 2i, 2ii or 2iii above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

3.

the Company will use its commercially reasonable efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the standard listing conditions, and the Company will use its commercially reasonable efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time, subject only to the official notice of issuance;

4.

as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

5.	the Company will use the net proceeds from the Offering for the purposes described in the Pricing Disclosure Package and the Prospectuses.

(2)

The Company shall not take any action that would result in any Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters would not otherwise have been required to file thereunder.

(3)

Prior to the completion of the distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(4)

Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Lead Underwriters (not to be unreasonably withheld or delayed) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date (the “Standstill Period”); provided that, notwithstanding the foregoing, the Company may (i) grant options or other securities pursuant to the Company’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the market price at the date of grant, and issue common shares upon the exercise of such options or vesting of such securities, (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding on the date hereof; (iii) issue equity securities pursuant to the Concurrent Private Placement; (iv) acquire Common Shares pursuant to a “normal course issuer bid” completed in accordance with the TSX policies; or (v) issue equity securities pursuant to flow-through Common Share private placements of the Company in accordance with past practice, from time to time. In addition, during the Standstill Period the Company shall not, without the prior written consent of the Lead Underwriters (not to be unreasonably withheld or delayed), file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(5)	On or prior to the Closing Date for the Offering of the Firm Shares, the Company will not amend its constating documents nor will it split, consolidate, or reclassify the Common Shares.

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Section 12 All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company and the other Underwriters at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 13 Termination by Underwriters

(1)

Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the other Underwriters at or prior to the Closing Time or the Option Closing Time, as applicable, if after the date hereof and prior to the Closing Time or Option Closing Time, as applicable:

1.

there should occur any material change (as defined in the Securities Act (British Columbia)), or there should be discovered any previously undisclosed material fact (as defined in the Securities Act (British Columbia)) (other than a material fact related solely to any of the Underwriters) required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), would be expected to have a significant adverse effect on the market price or value of the Common Shares; or

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2.

there should develop, occur or come into effect or existence, any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, an escalation in the severity of the COVID-19 pandemic after May 30, 2023, or any law or regulation or a change thereof which, in the reasonable opinion of the Underwriters (or any of them) materially adversely affects or involves or will materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

3.

any inquiry, action, suit, investigation or other proceeding in relation to the Company or any of the directors or senior officers of the Company, (including matters of regulatory transgression or unlawful conduct), is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of law or regulation, or interpretation or administration thereof, (unless solely based on the activities or alleged activities of the Underwriters), which in the reasonable opinion of the Underwriters (or any of them), could operate to prevent or restrict the trading of the Common Shares, including the Offered Shares, or which seriously adversely affects, or will, or could seriously adversely affect the market price or value of the Common Shares; or

4.	the Company is in material breach of any term or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes materially incorrect.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (Toronto time) on June 7, 2023, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters, but in any event not later than July 12, 2023 (respectively, the “Closing Time” and the “Closing Date”), at the offices of Fasken Martineau DuMoulin LLP. In the event that the Closing Time has not occurred on or before July 12, 2023, this Agreement shall, subject to Section 13(2) hereof, terminate.

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Section 15 Conditions of Closing and Option Closing

(1)

The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement, in all respects, both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of the following, other than as provided below:

1.

a customary favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Fasken Martineau DuMoulin LLP in its capacity as the Company’s Canadian counsel, as to matters of Canadian federal and provincial law and from local counsel (only in respect of matters governed by the laws of the Qualifying Jurisdictions where Fasken Martineau DuMoulin LLP is not qualified to practice law, determined by the Company and acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and the Underwriters’ counsel and such legal opinion shall be substantially similar and to the effect set forth in Schedule “A” hereto;

2.

a customary favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Fasken Martineau DuMoulin LLP to the effect that the laws of the Province of Québec relating to the use of the French language in connection with the Offering in such province have been complied with;

3.

a customary favourable legal opinion and negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Dorsey & Whitney LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters, and such legal opinion and negative assurance letter shall be substantially similar and to the effect set forth in Schedule “B” hereto;

4.

a customary favourable legal opinion and negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, in its capacity as the Underwriters’ U.S. counsel, addressed to the Underwriters;

5.

certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable, at the Option Closing Time) in the name of CDS or its nominee or in such other name(s) as BMO on behalf of the Underwriters shall have directed;

6.

a customary favourable legal opinion dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary assumptions satisfactory to the Underwriters, acting reasonably, from local counsel in respect of Tüprag Metal Madencilik Sanayi ve Ticaret A.Ş. and Hellas Gold S.A.;

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7.

a customary favourable legal opinion, together with a certified English translation thereof for any legal opinion not in the English Language, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary assumptions satisfactory to the Underwriters, acting reasonably, with respect to the Company’s (or its Subsidiary’s, as applicable) title and mineral rights for the Company’s Lamaque gold mine located in Quebec, Canada;

8.

KPMG LLP’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letters referred to in Section 5(4) above with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

9.	the Underwriting Fee paid in accordance with the twelfth paragraph of this Agreement;

10.

on the Closing Date, evidence satisfactory to BMO that the Firm Shares (and Additional Shares, if applicable) shall have been (A) authorized for issuance by NYSE and (B) conditionally approved for listing on the TSX, in each case, subject only to the standard listing conditions or official notice of issuance;

11.

a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct in all material respects as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

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12.

at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and NYSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

13.

at the Closing Time, the Company’s directors and executive officers shall each have entered into lock-up agreements in form and substance satisfactory to the Lead Underwriters, evidencing their agreement to not, without the consent of the Lead Underwriters, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar business combination transaction and other than securities sold to satisfy the exercise price or the tax obligations on the exercise of convertible securities of the Company held by such person;

14.

at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

15.	such other documents as the Underwriters or counsel to the Underwriters may reasonably require.

Section 16 Over-Allotment Option

(1)

The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part, by the Lead Underwriters, on behalf of the Underwriters, delivering notice to the Company not later than 2:00 p.m. (Vancouver time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 23, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying the Underwriters’ “over-allocation position” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the Offering.

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(2)

In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Fasken Martineau DuMoulin LLP or at such other place as may be agreed to by the Underwriters and the Company.

(3)

At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by BMO, the Additional Shares electronically through the non-certificated inventory system of CDS against payment per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)

Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the twelfth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17 Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Offering Documents; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable and direct expenses of the Underwriters including all reasonable fees and disbursements of the Underwriters’ legal counsel, up to a maximum amount of US$425,000, plus applicable taxes and disbursements ((iv) collectively, the “Underwriters’ Expenses”). All Underwriters’ Expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of BMO, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Section 17.

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Section 18 No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price, the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19 Recognition of the U.S. Special Resolution Regimes

1.

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

2.

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 19:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

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“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 20 Notices

Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Eldorado Gold Corporation

Suite 1188, 550 Burrard Street

Vancouver, BC V6C 2B5

Attention:        George Burns

Email:               george.burns@eldoradogold.com

with a copy to (such copy not to constitute notice):

Fasken Martineau DuMoulin LLP

Suite 2900, 550 Burrard Street

Vancouver, BC V6C 0A3

Attention:         Georald Ingborg

Email:                 ginborg@fasken.com

and to (such copy not to constitute notice):

Dorsey & Whitney LLP

4310 – 161 Bay Street

Toronto, ON M5J 2S1

Attention:         James Guttman

Email:                 guttman.james@dorsey.com

and in the case of the Underwriters, addressed and emailed or delivered to:

BMO Nesbitt Burns Inc

885 West Georgia Street, Suite 1700

Vancouver, British Columbia, V6C 3E8

Attention:         Jamie Rogers

Email:                 jamie.rogers@bmo.com

and

National Bank Financial Inc.

475 Howe Street, Suite 3000

Vancouver, British Columbia, V6C 2B3

Attention:         Morten Eisenhardt

Email:                 morten.eisenhardt@nbc.ca

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and

CIBC World Markets Inc.

400 Burrard Street

Vancouver, British Columbia V6C 3A6

Attention:        Steven Reid

Email:                steven.m.reid@cibc.com

and

Canaccord Genuity Corp.

609 Granville Street, Suite 2200

P.O. Box 10337

Vancouver, British Columbia V7Y 1H2

Attention:         David Sadowski

Email:                 dsadowski@cgf.com

and

Cormark Securities Inc.

1800 – 200 Bay Street

Toronto, Ontario M5J 2J2

Attention:        Kevin Carter

Email:                kcarter@cormark.com

and

RBC Dominion Securities Inc

Suite 2100, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention:         Michael Scott

Email:                 michael.d.scott@rbccm.com

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, British Columbia V7X 1L3

Attention:         Kathleen Keilty

Email:                 kathleen.keilty@blakes.com

and to (such copy not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Suite 3100, 77 King Street West

Toronto, Ontario M5K 1J3

Attention:         Christopher Cummings

Email:                 ccummings@paulweiss.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 21 Actions on Behalf of the Underwriters

BMO will reasonably consult with the other Underwriters representing a majority of the allocations as set forth in Section 23 prior to taking any action on their behalf. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by BMO on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, BMO.

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Section 22 Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of [two years] following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 23 Underwriters’ Obligations

(1)

Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

BMO Nesbitt Burns Inc.	40.0%
National Bank Financial Inc.	35.0%
CIBC World Markets Inc.	10.0%
Canaccord Genuity Corp.	5.0%
Cormark Securities Inc.	5.0%
RBC Dominion Securities Inc.	5.0%

(2)

If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which shall be so in default.

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Section 24 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 25 Relationship with TMX Group Limited.

Certain of the Underwriters or affiliates thereof, own or control an equity interest in TMX Group. In addition, certain of the Underwriters, or affiliates thereof, have nominee directors serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group. No person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. The Underwriters do not require the Company to list securities on any exchange owned by TMX Group, as a condition of supplying or continuing to supply underwriting and/or other services.

Section 26 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 27 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 28 Time of the Essence

Time shall be of the essence of this Agreement.

Section 29 Counterparts

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Remainder of page intentionally blank. Signature page follows.]

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If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
Name: Title:	Jamie Rogers Managing Director

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NATIONAL BANK FINANCIAL INC.

By:	/s/ Morten Eisenhardt
Name: Title:	Morten Eisenhardt Managing Director

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CIBC WORLD MARKETS INC.

By:	/s/ Steven Reid
Name: Title:	Steven Reid Managing Director & Head, Global Mining

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CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: Title:	David Sadowski Managing Director, Investment Banking

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CORMARK SECURITIES INC.

By:	/s/ Kevin Carter
Name: Title:	Kevin Carter Managing Director, Investment Banking

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RBC DOMINION SECURITIES INC.

By:	/s/ Michael Scott
Name: Title:	Michael Scott Director

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The foregoing is in accordance with our understanding and is accepted by us.

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name: Title:	George Burns President and Chief Executive Officer

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SCHEDULE “A”

MATTERS TO BE ADDRESSED IN THE COMPANY’S CANADIAN COUNSEL OPINION

(1)	The Company is a corporation incorporated and existing under the federal laws of Canada and has the corporate power to conduct its business as described in the Canadian Prospectus.

(2)

Eldorado Gold (Quebec) Inc. (the “Canadian Subsidiary”) is a corporation incorporated and existing under the jurisdiction of its incorporation and has the corporate power to conduct its business as described in the Canadian Prospectus.

(3)	All of the issued shares of the Canadian Subsidiary are owned directly or indirectly by the Company.

(4)

The Company has the corporate power to enter into and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated thereby (to create, issue and sell, as applicable, the Offered Shares; and (iv) to grant the Over-Allotment Option) and this Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of British Columbia or the federal laws of Canada applicable therein (the “Applicable Law”), delivered by the Company.

(5)

The execution and delivery by the Company of, and the performance by the Company of its obligations under this Agreement will not contravene any provisions of (i) the articles of incorporation, as amended, or by-laws of the Company, (ii) Applicable Law applicable to the offering of the Offered Shares, excluding the Company’s and any of its subsidiaries’ specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of the Company or the Canadian Subsidiary, or, (iv) to the knowledge of such counsel, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Company or the Canadian Subsidiary.

(6)	The authorized share capital of the Company consists of an unlimited number of Common Shares of the Company, and the issued and outstanding share capital of the Company.

(7)	The attributes and characteristics of the Offered Shares conform in all material respects with the descriptions thereof in the Canadian Prospectus.

(8)

This Agreement has been duly authorized and executed by the Company and constitutes legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to customary enforceability qualifications.

(9)	Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Shares.

(10)

That the Offered Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, the Offered Shares will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Company and will not be subject to any pre-emptive or similar right under (i) the Canada Business Corporations Act, (ii) the Company’s organizational documents, or (iii) any material instrument, document, contract or other agreement referred to in the Canadian Prospectus or any material instrument, document, contract or agreement filed as an exhibit to, or incorporated as an exhibit by reference in, the Canadian Prospectus.

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(11)

No consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated herein or therein, except such as may have been made or obtained.

(12)

The Common Shares are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of up to [•] Offered Shares, subject to the Company fulfilling all of the requirements of such exchange.

(13)

All necessary corporate action has been taken by the Company to authorize, as applicable: (i) the execution and delivery of each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and, if applicable, any amendments thereto, (ii) the filing of each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and, if applicable, any amendments thereto under the Canadian Securities Laws in each of the Qualifying Jurisdictions, (iii) the execution and delivery of this Agreement and the performance of its obligations thereunder. (iv) the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option.

(14)

All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company under the securities laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Offered Shares to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable securities laws of the Qualifying Jurisdiction who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the grant of the Over-Allotment Option

(15)

The statements in the Canadian Prospectus under the captions “Certain Canadian Federal Income Tax Considerations” with respect to Canadian federal income tax fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto.

(16)

Subject to the specific limitations and qualifications stated or referred to therein and applicable thereto, the Offered Shares are qualified investments as of the date hereof for certain tax-deferred plans as set forth under the caption “Eligibility for Investment” in the Canadian Prospectus.

(17)

The Corporation is a reporting issuer (or the equivalent) in each of the Qualifying Jurisdictions and is not included on a list of defaulting reporting issuers maintained by the securities regulatory authorities in those Canadian provinces.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, provincial, territorial, state and local laws, rules or regulations relating to any necessary consent, licence, approval, acknowledgment, order or exemption from, registration or filing with, or notice to, any government department or agency or any regulatory body or authority required by the Company under Applicable Law in order to own its particular assets or carry on its particular business; or (ii) any agreement the Company may have entered into with, or any decision, order or award made by, any government department or agency or any regulatory body or authority of the Province of British Columbia or Canada (B) state that the opinions above are limited to the laws of the Province of British Columbia and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, and (C) and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

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SCHEDULE “B”

FORM OF OPINION AND NEGATIVE ASSURANCE LETTER TO BE PROVIDED BY THE COMPANY’S U.S. COUNSEL

Matters to be Addressed in the Company’s U.S. Counsel Opinion

1. Assuming the compliance of the Canadian Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement, Pricing Disclosure Package and the U.S. Prospectus (other than the financial statements, including the schedules thereto and the auditors report thereon and any other financial, statistical or accounting data (including XBRL data), included, or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) information regarding mineral properties derived from the reports of, or attributed to “qualified persons” that have consented to the reference to their names and the inclusion of such information in the Registration Statement included, or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, as to which we express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

2. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Company under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Company of its obligations under the Agreement thereunder. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Agreement.

3. The Company is not, and, after giving effect to the Offering and the application of the proceeds thereof as described in the U.S. Prospectus under the heading “Use of Proceeds”, will not be, required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

4. Subject to the qualifications and assumptions herein and therein, the statements in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal law or regulations or legal conclusions, fairly summarize the matters described under that heading in all material respects, subject to the specific limitations and qualifications stated or referred to therein and applicable thereto.

5. The issuance and sale of the Offered Shares under the Agreement, the execution and delivery by the Company of the Agreement and the performance of its obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule A hereto, (ii) violate Applicable Law, or (iii) violate any judgment, order or decree of any Governmental Authority binding upon the Company listed on Schedule B hereto.

6. The Registration Statement became effective on May 23, 2023 pursuant to Rule 467(b) under the U.S. Securities Act; and based on a review of the Commission’s website described below, no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or in connection with the Offering is pending or, to our knowledge, threatened by the SEC.

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Form of Negative Assurance Letter of the Company’s

U.S. Counsel

Such counsel will state that they have participated in the preparation of the Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package and in conferences with officers and other representatives of the Company, including its Canadian counsel, the Underwriters, representatives of the Underwriters, including their United States and Canadian counsel, and the independent auditors for the Company, during which the contents of the Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel have not undertaken to verify independently, and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the U.S. Prospectus or the Pricing Disclosure Package, except as set forth in paragraph 4 in the form of opinion of U.S. Counsel to the Company, subject to the foregoing (and relying as to factual matters on officers, employees and other representatives of the Company), on the basis of the information gained in the course of performing the services referred to above, nothing has come to such counsel’s attention that would lead such counsel to believe that (1) at the Applicable Time, the Registration Statement (except for the financial statements (including notes thereto), financial statement schedules and other financial or accounting data (including XBRL data) and all information regarding mineral properties derived from the reports of, or attributed to “qualified persons” that have consented to the reference to their names and the inclusion of such information in the Registration Statement, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which such counsel expresses no such belief), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) at the Applicable Time, the Pricing Disclosure Package (except for the financial statements (including notes thereto), financial statement schedules and other financial or accounting data (including XBRL data) and all information regarding mineral properties derived from the reports of, or attributed to, “qualified persons” that have consented to the reference to their names and the inclusion of such information in the Registration Statement, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (3) at the time the U.S. Prospectus was issued or at the Closing Time, the U.S. Prospectus (except for the financial statements (including notes thereto), financial statement schedules and other financial or accounting data (including XBRL data) and all information regarding mineral properties derived from the reports of, or attributed to, “qualified persons” that have consented to the reference to their names and the inclusion of such information in the Registration Statement, included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which such counsel expresses no such belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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SCHEDULE “C”

PRICING TERMS INCLUDED IN THE PRICING DISCLOSURE PACKAGE

Number of Firm Shares Offered by the Company: 10,400,000

Number of Additional Shares: 1,560,000

Public Offering Price per Offered Share: C$13.00

Underwriting Commission per Offered Share: C$0.65

Date of Delivery of Firm Shares: June 7, 2023

Issuer Free Writing Prospectuses

-	Term sheet dated May 30, 2023 relating to the Offering

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SCHEDULE “D”

MATERIAL SUBSIDIARIES

Eldorado Gold (Greece) BV

Eldorado Gold (Québec) Inc.

SG Resources B.V.

Eldorado Gold (Netherlands) BV

Tüprag Metal Madencilik Sanayi ve Ticaret A.Ş.

Eldorado Gold (Hellas) BV

Hellas Gold Single Member S.A.

Eldorado Gold Cooperatief U.A.

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